UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Grupo Televisa, S.A. (the “Issuer”)

(Name of Issuer)

Series A Shares (“A Shares”)

Series B Shares (“B Shares”)

Dividend Preferred Shares (“D Shares”)

Series L Shares (“L Shares”)

(Title of Class of Securities)

                                                                       40049J206 (1)
(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre Del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, Mexico

(5255) 5440-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                                   June 15 , 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 21)

_________________________

 1            CUSIP number is for the Global Depositary Shares (“GDSs”) only. GDSs each represent twenty certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206 GDSs	13D	Page 2 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 3 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 4 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 5 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 6 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 7 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 8 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 791,988,275 A Shares, 2,223,408,198 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 9 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (formerly Grupo Financiero Inbursa, S.A. de C.V.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 791,988,275 A Shares, 696,949,682 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,526,458,516 B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 791,988,275 A Shares, 696,949,682 B Shares, 1,108,783,585 D Shares, 1,108,783,585 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares and 2,428,456,730 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,441,363,868 A Shares, 2,223,408,198 B Shares, 3,537,240,315 D Shares and 3,537,240,315 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.72 of A Shares, 4.15% of B Shares, 4.15% of D Shares and 4.15% of L Shares
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 10 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Pension Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 2,427,117,050 A Shares, 2,135,863,004 B Shares, 3,397,963,870 D Shares and 3,397,963,870 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,427,117,050 A Shares, 2,135,863,004 B Shares, 3,397,963,870 D Shares and 3,397,963,870 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97% of A Shares, 3.61% of B Shares, 3.76% of D Shares and 3.76% of L Shares
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS

CUSIP No. 40049J206 GDSs	13D	Page 11 of 21

Item 1.	Security and Issuer.

This Amendment No. 4 (the “Fourth Amendment”) amends the Schedule 13D, as amended (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2004, by the Reporting Persons (as defined below), with respect to the Series A Shares of common stock, no par value (the “A Shares”), the Series B Shares of common stock, no par value (the “B Shares”), the Dividend Preferred Shares of common stock no par value (the “D Shares”), and the limited-voting Series L Shares of common stock, no par value (“L Shares” and, together with the A Shares, the B Shares and the D Shares, the “Shares”) of Grupo Televisa, S.A. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The Issuer is a sociedad anónima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 México, D.F., México.

Item 3.	Source and Amount of Funds or Other Consideration.

No Shares were purchased by the Reporting Persons since Amendment No. 3 (the “Third Amendment”) to the Schedule 13D was filed with the Commission on December 19, 2006, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.
Trust Agreement

Voting of Shares. Pursuant to the agreement governing the Shareholder Trust (the “Trust Agreement”), the Shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members—three appointed by the Azcárraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, Emilio Azcárraga Jean (“EAJ”) controls the voting of the Shares held through the Shareholder Trust. In elections of directors, the Technical Committee instructs the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by EAJ. As a result, EAJ has the ability to direct the election of eleven out of 20 members of the Issuer’s board of directors.

In accordance with the Trust Agreement, the Technical Committee instructs the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals to be elected as members of the Board of Directors of the Issuer. Three of these individuals are appointed by EAJ and two are appointed by the Inbursa Trust. The Investor Trust released all of its Shares held in the Shareholders Trust and, as a result, is no longer entitled to appoint an individual to be elected as a member of the Board of Directors of the Issuer. So long as the B Shares held by the Inbursa Trust through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it is entitled to nominate two individuals. Because the B Shares held through the Shareholder Trust constitute 2.85% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to the Issuer’s Board.

CUSIP No. 40049J206 GDSs	13D	Page 12 of 21

EAJ has agreed to consult with the Inbursa Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Trust Agreement, including increases or reductions in the capital stock of the Issuer (other than acquisitions by the Issuer of its capital stock as permitted by Mexican law); merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Issuer; related party transactions, extensions of credit, the purchase or sale of assets of the Issuer or share repurchases, in each case exceeding specified thresholds; the furnishment of guaranties, other than in the ordinary course of business; and selection of the chairman of the Issuer’s board of directors, if different from EAJ. If the Inbursa Trust requests that Shares be voted in a particular way on such a matter, and EAJ declines to do so, then notwithstanding the arrangements described below, the Inbursa Trust may immediately withdraw its Shares from the Shareholder Trust. These consultation rights will terminate if the Inbursa Trust ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Shares.

Release of Shares. Before July 1, 2005, certain restrictions existed on the ability of the Inbursa Trust and the Investor Trust to withdraw Shares from the Shareholder Trust. After July 1, 2005, the Inbursa Trust was entitled to withdraw up to two-thirds of its Shares and the Investor Trust was entitled to withdraw all of its Shares.

The Inbursa Trust is authorized to withdraw any or all of its remaining Shares beginning July 1, 2009. The Azcárraga Trust may withdraw any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such withdrawal, the Inbursa Trust may freely withdraw any or all of its Shares. Notwithstanding these restrictions, if EAJ transfers Shares such that a third party would control the Issuer, and at the time of the transfer there is no law that would require the third party purchaser to tender for all outstanding Shares (including Shares beneficially owned by the Inbursa Trust), the Inbursa Trust will have the right to participate in the transfer on the same terms and conditions as EAJ.

On December 16, 2004, the beneficiaries of the Trust Agreement agreed to an amendment to the Trust Agreement, which allows EAJ to withdraw up to 3,082,482 CPOs from the Shareholder Trust.

Withdrawals and Deposits

On July 1, 2005, Trust No. F/0008 (the “Pension Trust”), which had received a beneficial interest in two-thirds of the Inbursa Trust’s Shares from an affiliate of the Inbursa Trust, withdrew all of its Shares from the Shareholder Trust. On July 22, 2005, the Investor Trust withdrew all of its Shares from the Shareholder Trust.

On June 15, 2007, the Pension Trust deposited 44,201,331 CPOs in the Shareholder Trust and Promotora Inbursa withdrew an equal amount of CPOs from the Shareholder Trust. Following these transactions, the Pension Trust holds a beneficial interest in two-thirds of the Inbursa Trust’s Shares and Promotora Inbursa holds a beneficial interest in one-third of the Inbursa Trust’s Shares.

General

CUSIP No. 40049J206 GDSs	13D	Page 13 of 21

The provisions of the Trust Agreement are set forth as an exhibit to the Schedule 13D and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of this document is a summary only and is qualified in its entirety by reference to such document.

Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)          The Shareholder Trust, the Azcárraga Trust, the Inbursa Trust, EAJ and Promotora Inbursa constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Shareholder Trust beneficially owns directly, and each of the Azcárraga Trust, the Inbursa Trust, Promotora Inbursa and the Pension Trust may be deemed to beneficially own indirectly the following number of Shares: 54,649,375,593 A Shares, which constitute approximately 48.03% of the 113,784,603,865 A Shares outstanding; 1,526,458,516 B Shares, which constitute approximately 2.85% of the 53,564,690,849 B Shares outstanding; 2,428,456,730 D Shares, which constitute approximately 2.85% of the 85,216,495,401 D Shares outstanding; and 2,428,456,730 L Shares, which constitute approximately 2.85% of the 85,216,495,401 L Shares outstanding.

Shares held directly by members of the “group” (as described above) other than the Reporting Persons are not disclosed in this Amendment. Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares directly beneficially owned by any direct or indirect participant in the Shareholder Trust, other than by the Reporting Persons.

(b)	(1)	Shareholder Trust

Pursuant to the Trust Agreement, the Shareholder Trust has the shared power to vote, or direct the voting, of the following number of Shares: 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares, and 2,428,456,730 L Shares. The Shareholder Trust has no power to dispose, or direct the disposition, of any Shares. Each of the beneficiaries of the Shareholder Trust has the shared power to dispose, or direct the disposition, of the Shares held by the Shareholder Trust.

(2)	Promotora Inbursa and the Pension Trust

Promotora Inbursa and the Pension Trust, as the beneficiaries of the Inbursa Trust, have the shared power to vote, or direct the voting, of 1,526,458,516 B Shares

CUSIP No. 40049J206 GDSs	13D	Page14 of 21

with respect to the election of two individuals to serve as members of the Issuer’s Board of Directors.

Pursuant to the Trust Agreement, Promotora Inbursa and the Pension Trust, as the beneficiaries of the Inbursa Trust with respect to the Shares, have the shared power to dispose, or direct the disposition, of the following number of Shares: 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares and 2,428,456,730 L Shares.

(3)	Promotora Inbursa

Following the withdrawal of Shares from the Shareholder Trust and after giving effect to the sales described herein, Promotora Inbursa beneficially owns outside of the Shareholder Trust, and has the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition of the following number of Shares: 791,988,275 A Shares, 696,949,682 B Shares, 1,108,783,585 D Shares and 1,108,783,585 L Shares. Upon release of all Shares from the Shareholder Trust and including the Shares that it holds outside of the Shareholder Trust as of the date of this filing, Promotora Inbursa would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares: 1,344,504,900 A Shares, 1,183,164,312 B Shares, 1,882,306,860 D Shares and 1,882,306,860 L Shares.

As discussed in Item 2, Shares held directly by the Inbursa Trust for the benefit of Promotora Inbursa are reported as beneficially owned by GFI.

(4)	Pension Trust

Following the deposit of Shares from the Shareholder Trust and after giving effect to the sales described herein, Pension Trust beneficially owns outside the Shareholder Trust, and has the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition of the following number of Shares: 707,103,775 A Shares, 622,251,322 B Shares, 989,945,285 D Shares and 989,945,285 L Shares. Upon release of all Shares from the Shareholder Trust and including the Shares that it holds outside of the Shareholder Trust as of the date of this filing, Pension Trust would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares: 1,812,137,050 A Shares, 1,594,680,604 B Shares, 2,536,991,870 D Shares and 2,536,991,870 L Shares.

(c)          Except as described above or in Schedule II hereto, no transactions in Shares were effected during the past 60 days by any Reporting Person.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No. 40049J206 GDSs	13D	Page 15 of 21

The cash settled “zero-cost collar” arrangement that was entered into on November 30, 2006 was adjusted to reflect the payment of dividends by the Issuer. As a result, the call option and put option are now referenced to 5,562,274 and 7,223,732 GDSs, respectively, of the Issuer and the exercise price of the put option is US $24.0733 per GDS and the exercise price of the call option is US $28.3812 per GDS. Only one of the options can be in the money on the expiration date, at which time the in-the-money option is expected to be exercised and settled for cash, and the other option will expire.  If neither option is in-the-money on November 22, 2008, the expiration date, both options will expire.

Other than as disclosed herein and in Item 4 of this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.	Material to be Filed as Exhibits.

*The Powers of Attorney for the Slim Family, GFI and the Trust Agreement, all of which were filed as exhibits to the Schedule 13D filed on April 5, 2004, are hereby incorporated herein by reference.

**The Trust Agreement relating the Shareholder Trust, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de Mexico, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, María de las Nieves Fernández González, Antonino Fernández Rodríguez, Carlos Fernández González, Grupo Televisa, S.A. and Grupo Televicentro, S.A. de C.V., filed as an exhibit to the Schedule 13D filed on April 6, 2004 and an amendment to the Trust Agreement filed as an exhibit to the Schedule 13D filed on March 3, 2006 are hereby incorporated herein by reference.

*** The Powers of Attorney for the Pension Trust and the Joint Filing Agreement by and among Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Grupo Financiero Inbursa, S.A.B. de C.V. (formerly Grupo Financiero Inbursa, S.A. de C.V.) and Banco Inbursa, S.A., Institutión de Banca Múltiple, Grupo Financiero Inbursa, Division Fiduciaria, as Trustee of Trust No. F/0008, which were filed as exhibits to the Schedule 13D filed on July 12, 2005, are hereby incorporated herein by reference.

CUSIP No. 40049J206 GDSs	13D	Page 16 of 21

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
Date: October 18, 2007
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Eduardo Valdés Acra
Title: Fiduciary Attorney-in-Fact

BANCO INBURSA, S.A. INSTITUCIiÓN DE BANCA MÚLTIPLE GRUPO FINACIERO INBURSA, AS TRUSTEE OF TRUST NO. F/0008

By: Raul Zepeda Title: Attorney-in-Fact

CUSIP No. 40049J206 GDSs	13D	Page 17 of 21

SCHEDULE I

THE SLIM FAMILY

Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México D.F., México

All of the individuals listed below are citizens of México.

Name	Principal Occupation
Carlos Slim Helú	Chairman of the Board of Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. and Chairman of the Board of Carso Infraestructura y Construcción, S.A.B. de C.V.
Carlos Slim Domit	Vice President of the Board of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Grupo Carso, S.A.B. de C.V. and President of Grupo Sanborns, S.A.B. de C.V.
Marco Antonio Slim Domit	Chairman of the Board and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
Patrick Slim Domit	Chairman of the Board of América Móvil, S.A.B. de C.V.and Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V.
María Soumaya Slim Domit	Vice President of Museo Soumaya
Vanessa Paola Slim Domit	Private Investor
Johanna Monique Slim Domit	Private Investor

CUSIP No. 40049J206 GDSs	13D	Page 18 of 21

GRUPO FINANCIERO INBURSA, S.A.B. de C.V.

Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., México

Name and Position	Principal Occupation
Directors
Marco Antonio Slim Domit (Chairman of the Board)	Chairman of the Board and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B de C.V.
Eduardo Valdés Acra (Vice-Chairman of the Board)	Chief Executive Officer of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa
Agustín Franco Macias (Director)	Chairman of Cryoinfra, S.A. de C.V.
Claudio X. González Laporte (Director)	Chairman of the Board of Kimberly Clark de México, S.A.B. de C.V.
Juan Antonio Peréz Simón (Director)	Vice-Chairman of Teléfonos de México, S.A.B de C.V.
David Ibarra Muñoz (Director)	Independent Economist
Jose Kuri Harfush (Director)	President of Janel, S.A. de C.V.
Arturo Elías Ayub (Director)	Director of Strategic Alliances of Teléfonos de México, S.A.B de C.V.
Javier Foncerrada Izquierdo (Director)	Chief Executive Officer of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa.
Héctor Slim Seade (Director)	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
Antonio Cosío Pando (Director)	General Manager of Compañía Industrial de Tepeji del Río, S.A. de C.V.
Fernando Chico Pardo (Director)	President of Promecap, S.A. de C.V.
Angeles Espinosa Yglesias (Director)	Philantropist and Private Investor
Guillermo Gutiérrez Saldivar (Director)	Chief Executive Officer of Equipos Electromecánicos, S.A. de C.V.
Laura Diez Barroso Azcárrada (Director)	President of Editorial Eres, S.A. de C.V.
Executive Officers

CUSIP No. 40049J206 GDSs	13D	Page 19 of 21

Marco Antonio Slim Domit (President)	Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.

CUSIP No. 40049J206 GDSs	13D	Page 20 of 21

SCHEDULE II

During the 60 days prior to the event that caused the filing of this Fourth Amendment, the Reporting Persons effected the following transactions in CPOs on the Mexican Stock Exchange. The prices below reflect the average consideration received per CPO on the relevant trade date, net of commissions and value added tax (in US$ based on the price paid in US$ based upon the exchange rate published by the Mexican Central Bank (“Banco de México”) on the trade date.

Reporting Person	Type of Transaction	Trade Date	Number of CPOs	Average Price per CPO
Promotora Inbursa	Sale	7/26/07	600,000	57.9084
Promotora Inbursa	Sale	7/30/07	398,600	57.3584
Promotora Inbursa	Sale	7/31/07	180,000	56.5347
Promotora Inbursa	Sale	8/1/07	350,000	55.2904
Promotora Inbursa	Sale	8/2/07	250,000	55.7698
Promotora Inbursa	Sale	8/3/07	210,000	55.3229
Promotora Inbursa	Sale	8/6/07	500,000	55.0761
Promotora Inbursa	Sale	8/9/07	30,000	56.4943
Promotora Inbursa	Sale	8/10/07	300,000	53.2042
Promotora Inbursa	Sale	8/13/07	500,000	54.2624
Promotora Inbursa	Sale	8/14/07	300,000	53.4838
Promotora Inbursa	Sale	8/15/07	550,000	53.1717
Promotora Inbursa	Sale	8/16/07	200,000	51.9645
Promotora Inbursa	Sale	8/17/07	1,300,000	54.0950
Promotora Inbursa	Sale	9/7/07	300,000	58.2469
Pension Trust	Sale	9/7/07	500,000	58.0024
Pension Trust	Sale	9/10/07	300,000	57.3883
Pension Trust	Sale	9/11/07	90,000	58.6067
Promotora Inbursa	Sale	9/12/07	280,000	58.1176
Pension Trust	Sale	9/12/07	200,000	58.3605
Promotora Inbursa	Sale	9/13/07	200,000	58.3034
Pension Trust	Sale	9/13/07	300,000	58.7211
Promotora Inbursa	Sale	9/14/07	100,000	57.3657
Pension Trust	Sale	9/14/07	205,900	57.4679
Promotora Inbursa	Sale	9/17/07	200,000	55.5362
Pension Trust	Sale	9/17/07	200,000	55.9121
Promotora Inbursa	Sale	9/18/07	100,000	57.2009
Pension Trust	Sale	9/18/07	200,000	55.9972
Promotora Inbursa	Sale	9/19/07	600,000	57.3516
Pension Trust	Sale	9/19/07	600,000	57.7136
Promotora Inbursa	Sale	9/20/07	100,000	56.0636
Pension Trust	Sale	9/20/07	300,000	56.2272
Promotora Inbursa	Sale	9/21/07	150,000	55.1017
Pension Trust	Sale	9/21/07	250,000	55.4808

CUSIP No. 40049J206 GDSs	13D	Page 21 of 21

Promotora Inbursa	Sale	9/24/07	250,000	53.7825
Pension Trust	Sale	9/24/07	350,000	53.9065
Promotora Inbursa	Sale	9/25/07	150,000	53.8927
Pension Trust	Sale	9/25/07	250,000	53.9894
Pension Trust	Sale	9/26/07	130,000	54.0800
Promotora Inbursa	Sale	9/26/07	70,000	54.0800
Pension Trust	Sale	9/27/07	200,000	54.2050
Promotora Inbursa	Sale	9/27/07	100,000	54.2050
Pension Trust	Sale	9/28/07	200,000	53.2240
Promotora Inbursa	Sale	9/28/07	100,000	53.2240
Pension Trust	Sale	10/1/07	20,000	51.6500
Pension Trust	Sale	10/2/07	620,000	53.1330
Promotora Inbursa	Sale	10/2/07	343,200	53.1330
Pension Trust	Sale	10/3/07	500,000	53.2480
Promotora Inbursa	Sale	10/3/07	300,000	53.2480
Pension Trust	Sale	10/4/07	350,000	53.9650
Promotora Inbursa	Sale	10/4/07	250,000	53.9650
Pension Trust	Sale	10/5/07	500,000	55.9020
Promotora Inbursa	Sale	10/5/07	300,000	55.9020
Pension Trust	Sale	10/8/07	100,000	55.4840
Promotora Inbursa	Sale	10/8/07	100,000	55.4840
Pension Trust	Sale	10/9/07	150,000	55.5730
Promotora Inbursa	Sale	10/9/07	150,000	55.5730
Pension Trust	Sale	10/10/07	100,000	56.0460
Promotora Inbursa	Sale	10/10/07	200,000	56.0460
Pension Trust	Sale	10/11/07	270,000	56.8840
Promotora Inbursa	Sale	10/11/07	200,000	56.8840